

August 25, 2014

Via E-Mail
Michael Lowenstein
Vice President, Legal Affairs
FibroGen, Inc.
409 Illinois Street
San Francisco, CA 94158

   Re: FibroGen, Inc.
   Amendment No. 1 to
   Confidential Draft Registration Statement on Form S-1
   Submitted August 8, 2014
   CIK No. 0000921299

Dear Mr. Lowenstein:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business, page 92
Our Global Phase 3 Program for Roxadustat, page 120

   1. We note your response to our prior comment 13. Please expand your discussion of your ongoing Phase 3 studies to indicate, as a percentage, the extent to which patient enrollment has been completed or, alternatively, provide comparable information that gives investors a meaningful gauge of your trials' progress to date.

Notes to Consolidated Financial Statements
Note 3—Collaboration Agreements
AstraZeneca Agreements, page F-15

2. You state that out of your remaining payments of $292.0 million which are contractually due, $230.0 million of upfront payments have extended payment terms and, accordingly, are not considered to be fixed or determinable upon the execution of the agreement. Please clarify if you mean that your revenue is limited to the amount of cash received or tell us why under ASC 605-25-30-1 that such amounts were not considered fixed or determinable. Please revise your disclosure as needed.

Item 16. Exhibits and Financial Statement Schedules, page II-2

3. We note your response to our prior comment 27. As Item 601(b)(10)(iii)(A) of Regulation S-K provides that any management contract with directors and named executive officers shall be deemed material, please file the individual offer letter agreements with your named executive officers, including Mr. Controneo and Drs. Valone and Yu, as exhibits to the registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Michael E. Tenta
        Cooley LLP
        3175 Hanover Street
        Palo Alto, CA 94304